UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                               Saba Software, Inc.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    784932600
                                    ---------
                                 (CUSIP Number)

                      Aryeh Davis, Chief Operating Officer,
                          General Counsel and Secretary
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to

                          Receive Notices and Communications)

                                   January 31, 2006
                                   ----------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784932600

1     Names of Reporting Persons.                Pequot Capital Management, Inc.
      I.R.S. Identification Nos. of above persons (entities only)     06-1524885
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2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) |X|
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3     SEC Use Only

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4     Source of Funds (See Instructions)
      00
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5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
      [ ]
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6     Citizenship or Place of Organization
      Connecticut
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                  7    Sole Voting Power                   2,779,840
                      ----------------------------------------------
Number of         8    Shared Voting Power                         0
                      ----------------------------------------------
Shares Bene-      9    Sole Dispositive Power              2,779,840

ficially Owned        ----------------------------------------------
                 10   Shared Dispositive Power                     0
                      ----------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                               2,779,840
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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
      [ ]
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13    Percent of Class Represented by Amount in Row
      (11)                                 9.8%
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14    Type of Reporting Person (See Instructions) IA
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


      This Amendment No. 2 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 4, 5 and 6 of the Schedule 13D filed by the Reporting Person on August 11, 2004 ("Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D, filed by the Reporting Person on October 21, 2005 ("Amendment No. 1," and together with the
Schedule 13D and this Amendment No. 2, the "Statement"). This Statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Saba Software, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement.

ITEM 4.      PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

      The Reporting Person acquired the shares of Common Stock pursuant to the terms of the Purchase Agreement. In addition, on October 14, 2005, the Reporting Person acquired an aggregate of 95,340 shares of Common Stock at purchase prices ranging from $3.09 per share to $3.14 per share in open market transactions. The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

PURCHASE AGREEMENT

      On August 10, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds an aggregate of 2,674,500 shares of Common Stock for a purchase price of $3.2841 per share of Common Stock representing aggregate consideration of $8,783,325.45. The funds for the purchase of such Common Stock held by the Funds were obtained from the contributions of the Funds' partners/shareholders. Capitalized terms used but not defined in this Item 4 or elsewhere in this Statement shall have the meanings assigned to such terms in the Purchase Agreement.

      Pursuant to the Purchase Agreement, at the Closing, the Issuer amended its by-laws to increase the size of its board of directors from five to six members and appointed Mr. Lawrence D. Lenihan, Jr. as a Class III member of the Board of Directors. From and after the Closing, for so long as the Reporting Person beneficially holds at least seventy-five percent of the Common Stock purchased by the Funds pursuant to the Purchase Agreement, the Issuer has agreed to use its best efforts to cause: (i) Mr. Lenihan to remain a Class III director; (ii) Mr. Lenihan to be nominated and elected to the board of directors of the Issuer in any election of directors; and (iii) any vacancy, should Mr. Lenihan cease for any reason to be a member of the board of directors of the Issuer, to be filled by a replacement designated by the Reporting Person and reasonably acceptable to the Issuer.

REGISTRATION RIGHTS AGREEMENT

      In connection with the transactions contemplated by the Purchase Agreement, the Issuer and the Funds entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of August 9, 2004. Pursuant to the Registration Rights Agreement, the Issuer filed a Registration Statement on Form S-3 registering the Common Stock for resale on a continuous basis under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), which was declared effective on January 11, 2005. The Issuer is required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock without volume restrictions under Rule 144(k) under the Securities Act.

MERGER AGREEMENT

     On October 5, 2005, the Issuer entered into an Agreement and Plan of Reorganization (the "Merger Agreement") by and among the Issuer, Spruce Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub 1"), Spruce Acquisition, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer ("Merger Sub 2"), and Centra Software, Inc., a Delaware corporation ("Centra"). Pursuant to the Merger Agreement, (i) Merger Sub 1 merged with and into Centra, with


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



Centra as the surviving corporation (the "First Step Merger"), and (ii) immediately after the effective time of the First Step Merger, Centra merged with and into Merger Sub 2, with Merger Sub 2 as the surviving company (the "Second Step Merger," and together with the First Step Merger, the "Mergers"). Under the terms of the Merger Agreement, each outstanding share of Centra's common stock converted into the right to receive 0.354 shares of Parent's common stock and $0.663 in cash. The Mergers were consummated on January 31, 2006, resulting in, to the knowledge of the Reporting Person (based on information provided by the Issuer), the issuance of 10,387,938 shares of Common Stock to the holders of the outstanding shares of common stock of Centra.

      Copies of the Purchase Agreement and the Registration Rights Agreement (which contains the form of Penalty Warrant as an exhibit) were previously filed as Exhibits 1 and 2, respectively, to the Schedule 13D and are incorporated herein by reference. A copy of the Merger Agreement is incorporated herein by reference to Exhibit 1 to Amendment No. 1. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

     (a) The Reporting Person beneficially owns 2,779,840 shares of Common Stock, representing approximately 9.8% of shares of Common Stock outstanding as of January 31, 2006, assuming that 28,341,191 shares of Common Stock were outstanding after giving effect to the Mergers and the exercise of the Director's Options. The Executive Officer, Director and Controlling Person owns 188,044 shares of Common Stock in a personal account. The Reporting Person disclaims beneficial ownership of such securities and such securities are not included in the amounts reported by the Reporting Person.

      (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 2,779,840 shares of Common Stock.

      (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Persons have not effected any transaction relating to the Common Stock during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Reference is made to the Purchase Agreement and the Registration Rights Agreement described in Items 3 and 4, which were previously filed as Exhibits 1 and 2 to the Schedule 13D, and are incorporated by reference herein.

      In connection with the Reporting Person's participation (through its employees) on the Issuer's Board of Directors, the Issuer granted to Lawrence D. Lenihan, Jr. options to purchase: (i) 5,000 shares of Common Stock (the "Initial Director's Options") on December 14, 2004, and (ii) 5,000 shares of Common Stock (the "Additional Director's Options," and together with the Initial Director's Options, the "Director's Options") on December 15, 2005, in each case pursuant to the Issuer's 2000 Stock Incentive Plan. The Initial Director's Options are immediately exercisable at the exercise price of $4.20 per share and expire on December 14, 2010. The Additional Director's Options are immediately exercisable at the exercise price of $4.16 per share and expire on December 15, 2011. The description of the Director's Options is qualified in its entirety by reference to the Issuer's 2000 Stock Incentive Plan and is incorporated herein by reference.


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




                                   S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: February 17, 2006             Pequot Capital Management, Inc.




                                       /S/ Aryeh Davis
                                    --------------------------------------
                                     Aryeh Davis, Chief Operating Officer,
                                     General Counsel and Secretary

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